UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                                  Torotel, Inc.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    891305104
                                 (CUSIP Number)


                               Basil P. Caloyeras
                               c/o Magnetika, Inc.
                             2041 West 139th Street
                                Gardena, CA 90249
                                 (310) 527-8100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communication)


                                 With a copy to:
                             Howard Z. Berman, Esq.
                              Ara A. Babaian, Esq.
                           Ervin, Cohen & Jessup, LLP
                      9401 Wilshire Boulevard, Ninth Floor
                             Beverly Hills, CA 90212
                                 (310) 273-6333


                               September 20, 2006
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D/A                      Page 2 of 8








CUSIP No.      891305104


--------------------------------------------------------------------------------


     1.        Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).


               Basil P. Caloyeras
--------------------------------------------------------------------------------


     2.        Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions)


               (a) [X]


               (b)
--------------------------------------------------------------------------------


     3.        SEC Use Only
--------------------------------------------------------------------------------


     4.        Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------


     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------


     6.        Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Number of
Shares                7.    Sole Voting Power:  769,666
Beneficially          ----------------------------------------------------------
Owned by Each         8.    Shared Voting Power: 228,400
Reporting             ----------------------------------------------------------
Person With           9.    Sole Dispositive Power: 769,666
                      ----------------------------------------------------------
                      10.   Shared Dispositive Power: 228,400
--------------------------------------------------------------------------------


     11.       Aggregate  Amount  Beneficially  Owned by Each Reporting  Person:
               998,066
--------------------------------------------------------------------------------


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------


     13.       Percent of Class Represented by Amount in Row (11): 18.8%
--------------------------------------------------------------------------------


     14.       Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

                                 Schedule 13D/A                      Page 3 of 8








CUSIP No.      891305104


--------------------------------------------------------------------------------


     1.        Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).


               Aliki S. Caloyeras
--------------------------------------------------------------------------------


     2.        Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions)


               (a) [X]


               (b)
--------------------------------------------------------------------------------


     3.        SEC Use Only
--------------------------------------------------------------------------------


     4.        Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------


     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------


     6.        Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Number of
Shares                7.    Sole Voting Power:  769,667
Beneficially          ----------------------------------------------------------
Owned by Each         8.    Shared Voting Power: 228,400
Reporting             ----------------------------------------------------------
Person With           9.    Sole Dispositive Power: 769,667
                      ----------------------------------------------------------
                      10.   Shared Dispositive Power: 228,400
--------------------------------------------------------------------------------


     11.       Aggregate  Amount  Beneficially  Owned by Each Reporting  Person:
               998,067
--------------------------------------------------------------------------------


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------


     13.       Percent of Class Represented by Amount in Row (11): 18.8%
--------------------------------------------------------------------------------


     14.       Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

                                 Schedule 13D/A                      Page 4 of 8








CUSIP No.      891305104



--------------------------------------------------------------------------------


     1.        Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).


               Alexandra Z. Caloyeras
--------------------------------------------------------------------------------


     2.        Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions)


               (a) [X]


               (b)
--------------------------------------------------------------------------------


     3.        SEC Use Only
--------------------------------------------------------------------------------


     4.        Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------


     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------


     6.        Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Number of
Shares                7.    Sole Voting Power:  769,667
Beneficially          ----------------------------------------------------------
Owned by Each         8.    Shared Voting Power: 228,400
Reporting             ----------------------------------------------------------
Person With           9.    Sole Dispositive Power: 769,667
                      ----------------------------------------------------------
                      10.   Shared Dispositive Power: 228,400
--------------------------------------------------------------------------------


     11.       Aggregate  Amount  Beneficially  Owned by Each Reporting  Person:
               998,067
--------------------------------------------------------------------------------


     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------


     13.       Percent of Class Represented by Amount in Row (11): 18.8%
--------------------------------------------------------------------------------


     14.       Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

                                 Schedule 13D/A                      Page 5 of 8


This Amendment No. 6 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Basil P. Caloyeras, Aliki S. Caloyeras and Alexandra Z. Caloyeras, who we refer to collectively as the Reporting Persons, and refers only to information which has materially changed since the filing of the Amendment No. 5 to Schedule 13D on August 7, 2006, which we refer to as Amendment No. 5. The items identified below, or the particular paragraphs of the items that are identified below, are amended to add the information as set forth below.


ITEM 1.  SECURITY AND ISSUER


This statement relates to the common stock, par value $0.01 per share, which we refer to in this statement as the Common Stock, of Torotel, Inc., a Missouri corporation. Torotel's principal executive offices are located at 620 North Lindenwood Drive, Olathe, Kansas 66062.


ITEM 2.  IDENTITY AND BACKGROUND


This statement is being filed jointly by the Reporting Persons, each of whom is a citizen of the United States. The business address of each of the Reporting Persons is 2041 West 139th Street, Gardena, California 90249. Basil P. Caloyeras is Vice President of Magnetika, Inc., an electronic component manufacturer. Magnetika's address is 2041 West 139th Street, Gardena, California 90249. Aliki
S. Caloyeras is a graduate student at the University of Pennsylvania.  Alexandra
Z. Caloyeras is Assistant Director of Basic Trust, a non-profit organization that is a day care center. Basic Trust's address is 225 West 99th Street, New York, New York 10025.


None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


Any future purchases of Common Stock by one or more of the Reporting Persons will be made with the personal funds of the Reporting Persons, respectively.


ITEM 4.  PURPOSE OF TRANSACTION


On September 20, 2006, Basil P. Caloyeras submitted items to Torotel requesting that Torotel's shareholders be given the opportunity, at Torotel's Annual Meeting of Shareholders to be held on October 17, 2006, to approve amending Articles Six and Nine of Torotel's Articles of Incorporation. If approved, the amendment would remove certain provisions of Torotel's Amended and Restated Bylaws that Mr. Caloyeras believes unduly restrict shareholder rights and decrease shareholder value. Mr. Caloyeras also nominated the following three individuals to serve as directors of the Corporation to hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified: Basil P. Caloyeras, H. James Serrone, and George Lewis Smith.

In addition, as disclosed in Amendment No. 5, the Reporting Persons are filing this statement to reflect their intent to acquire additional shares of Common Stock. The purpose of any possible future acquisition of Common Stock is for investment, and, except as set forth below, will be made in the ordinary course of business and not for the purpose of acquiring additional control of Torotel.

                                 Schedule 13D/A                      Page 6 of 8



Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with his or her investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of his or her Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more of Torotel's shareholders, officers and/or members of Torotel's Board of Directors and/or Torotel's representatives regarding Torotel, including, but not limited to, its operations and potential strategies to increase shareholder value. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by the Reporting Persons or others of additional Common Stock, an extraordinary corporate transaction involving Torotel, amendment of Torotel's Articles of Incorporation and/or Amended and Restated Bylaws, termination of employment agreements with Torotel's management and/or changes in Torotel's Board of Directors or management.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of
Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


     (a), (b)  As of  the  date  of the  filing  of  this  statement,  Basil  P.
          Caloyeras, in the aggregate, beneficially owns 998,066 shares of the Common Stock, which is approximately 18.8% of the Common Stock believed to be outstanding. As of the date of the filing of this statement, each of Aliki S. Caloyeras and Alexandra Z. Caloyeras, in the aggregate, beneficially owns 998,067 shares of the Common Stock, which is approximately 18.8% of the Common Stock believed to be outstanding. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares held by him or her, respectively, except that the Reporting Persons share voting and dispositive power with respect to the 228,400 shares held by Caloyeras Family Partnership (NV), LLC, a Nevada limited liability company.

          The percentages indicated in this Item 5 are based on the total shares outstanding of Common Stock as reported in Torotel's Definitive Proxy Statement filed with the Securities and Exchange Commission on September 22, 2006. According to this Annual Report, Torotel had outstanding 5,311,590 shares of Common Stock as of September 8, 2006.


     (c), (d), (e) None.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


Aliki S. Caloyeras, Alexandra Z. Caloyeras, Caloyeras Family Partnership (NV), LLC, Howard Lehrhoff & Nasreen Babu-Khan Joint Tenants, Alexander Lehroff, Nicholas Lehroff, Gregory Lehroff, Samantha Cooke, Gary and Shirley Wiglesworth, Daniel Shiffman, and Matthew Troulis have given proxies to Peter B. Caloyeras and Basil P. Caloyeras, to vote their respective shares at the Annual Meeting of the Shareholders of Torotel on October 17, 2006. Peter B. Caloyeras and Basil P. Caloyeras have signed a Substitution under Proxies substituting each of Robert
C. Levy and Karla K. Shepard in their place as attorney-in-fact for the above-mentioned shareholders. Basil P. Caloyeras also has given proxies to Robert C. Levy and Peter B. Caloyeras, to vote his shares at the Annual Meeting of the Shareholders of Torotel on October 17, 2006. Other than as set forth

                                 Schedule 13D/A                      Page 7 of 8



herein and in Item 4, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships that are required to be reported by Item 6 of Schedule 13D.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS



Exhibits 24.1 and 24.2 listed below were previously filed as Exhibits 24.1 and 24.2, respectively, to Amendment No. 3 to Schedule 13D filed by the Reporting Persons on September 19, 2005, and are incorporated herein by reference. The other exhibits listed below are filed with this statement:


Exhibit 24.1          Power of Attorney of Aliki S. Caloyeras
Exhibit 24.2          Power of Attorney of Alexandra Z. Caloyeras
Exhibit 99.1          Proxy of Basil P. Caloyeras
Exhibit 99.2          Proxy of Aliki S. Caloyeras
Exhibit 99.3          Proxy of Alexandra Z. Caloyeras
Exhibit 99.4          Proxy of Caloyeras Family Partnership (NV), LLC
Exhibit 99.5          Proxy of Howard Lehrhoff & Nasreen Babu-Khan Joint Tenants
Exhibit 99.6          Proxy of Alexander Lehroff
Exhibit 99.7          Proxy of Nicholas Lehroff
Exhibit 99.8          Proxy of Gregory Lehroff
Exhibit 99.9          Proxy of Samantha Cooke
Exhibit 99.10         Proxy of Gary and Shirley Wiglesworth
Exhibit 99.11         Proxy of Daniel Shiffman
Exhibit 99.12         Proxy of Matthew Troulis
Exhibit 99.13         Substitution under Proxies

                                 Schedule 13D/A                      Page 8 of 8







                                    SIGNATURE



             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 16, 2006


                                       /s/ Basil P. Caloyeras
                                       ----------------------------------------
                                       Basil P. Caloyeras






                                       * /s/ Basil P. Caloyeras
                                       ----------------------------------------
                                       Aliki S. Caloyeras







                                       * /s/ Basil P. Caloyeras
                                       ----------------------------------------
                                       Alexandra Z. Caloyeras







                                       *By: /s/ Basil P. Caloyeras
                                           -------------------------------------
                                            Basil P. Caloyeras, Attorney-in-Fact